1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

April 15, 2020

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:       Ms. Lisa Larkin

Re:                             Bain Capital Specialty Finance, Inc. (the “Company”)
File No. 814-01175

Dear Ms. Larkin:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on April 6, 2020 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on March 27, 2020.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.                                      Comment: On page 6, please add information regarding Section 16(a) ownership of directors and officers. Please confirm that all information required by items 7(a) — (f) of Schedule 14A are included in the proxy statement.

Response: The disclosure has been revised accordingly. The Registrant hereby confirms that all information required by items 7(a) — 7(f) of Schedule 14A, as applicable, has been included in the definitive proxy statement.

2.                                      Comment: Please provide the principal occupation during the past five years for each director in the relevant tables in the proxy statement.

Response: The disclosure has been revised accordingly.

3.                                      Comment: Please add disclosure to the section captioned “Market Conditions Have Created, and May in the Future Create, Attractive Investment and Acquisition Opportunities” regarding the rights offering the Registrant plans to conduct.

Response: The disclosure has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz